AFTERSOFT GROUP INC.

Regus House, Heronsway,
Chester Business Park,
Chester CH4 9QR, UK
Tel : +44 (0) 1244 893138
Fax :+44 (0) 1244 893283

April 29, 2009

By Facsimile Transmission 202-772-9210 & Edgar

Mr. Kevin Dougherty
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC  20549

Re:	Aftersoft Group, Inc.
Registration Statement on Form S-1
Filed on January 14, 2009, amended on April 3, 2009
File No. 333-156719 (the “Registration Statement”)

Dear Mr. Dougherty:

Aftersoft Group, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Friday, May 1, 2009, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

Aftersoft Group, Inc.

By:	/s/ Ian Warwick
Ian Warwick
Chairman and Chief Executive Officer